FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2017

UNILEVER N.V.

(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T E LOVELL By T E LOVELL SECRETARY

Date: 10 August 2017

EXHIBIT INDEX

EXHIBIT NUMBER  EXHIBIT DESCRIPTION

99  Notice to Euronext Amsterdam

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	22 May 2017	entitled	‘Transaction in Own Securities’
Exhibit	99.2	Stock Exchange announcement dated	29 May 2017	entitled	‘Transaction in Own Securities’

Exhibit 99.1:

TRANSACTIONS IN OWN SECURITIES

Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:	19 May 2017
Number of ordinary shares purchased:	520,000
Highest price paid per share:	EUR 49.3600
Lowest price paid per share:	EUR 48.7600
Volume weighted average price paid per share:	EUR 49.0528

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Friday 19 May 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.0528	520,000
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table

(https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844

Exhibit 99.2:

TRANSACTIONS IN OWN SECURITIES

Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:	22 – 26 May 2017
Number of ordinary shares purchased:	2,523,278
Highest price paid per share:	EUR 50.5800
Lowest price paid per share:	EUR 49.0600
Volume weighted average price paid per share:	EUR 49.9369

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 22 May 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.3758	518,371
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 23 May 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.6954	509,264
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 24 May 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.8335	502,422
BATS	---	---
Chi-X	---	---

Turquoise	---	---

Thursday 25 May 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.3822	493,998
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 26 May 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.4292	499,223
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table

(https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844